SECURITIES AND EXCHANGE COMMISSION
		     WASHINGTON, D.C.  20549


			   SCHEDULE 13D

	      UNDER THE SECURITIES EXCHANGE ACT OF 1934

			(Amendment No. 4)

		       Kaiser Ventures, Inc.
			 (Name of Issuer)

		 Common Stock, $0.03 Par Value
		 (Title of Class of Securities)

			   483088 10 0
			 (Cusip Number)


		     Thomas M. Barnhart, II
		   Pacholder Associates, Inc.
		8044 Montgomery Road, Suite 382
		     Cincinnati, OH  45236
			(513) 985-3200
	  (Name, address and telephone number of person authorized to receive notices and communications)

		       October 20, 1997
      (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

[PAGE]

 1.  NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO.S OF ABOVE PERSONS

     Pacholder Associates, Inc.  31-1089398

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]
     (b) [ ]

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS

     Inapplicable - Investment Advisor

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)  [ ]

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Ohio

 7.  SOLE VOTING POWER

     2,097,339

 8.  SHARED VOTING POWER

     -0-

 9.  SOLE DISPOSITIVE POWER

     2,097,339

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,097,339

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.7% (20.1% fully diluted)

14.  TYPE OF REPORTING PERSON*

     IA, CO
[PAGE]

This Amendment No. 4 to Schedule 13-D is filed by Pacholder Associates, Inc. ("PAI") to amend its originally filed Schedule 13-D dated May 23, 1994 (as amended on August 4, 1994, September 22, 1994 and September 19, 1996), relative to the Common Stock $0.03 par value of Kaiser Ventures, Inc. (the "Company"). Items not included in this Amendment are either not amended or not applicable.

Item 4.  Purpose of Transaction.

     Since April 1, 1994, PAI has acted as financial advisor to the Pension Benefit Guaranty Corporation ("PBGC") in the voting, acquisition or sale of securities of the Company. The PBGC obtained 2,597,339 shares of the Company in exchange for pre-petition debt held by the PBGC in the Company, pursuant to the Plan of Reorganization filed by the Company and approved by the Bankruptcy Court in September, 1988. The Company exited bankruptcy in November, 1988. The PBGC sold 500,000 shares in an initial public offering on February 11, 1993.

     On September 16, 1994, the Board of Directors of the
Company added William J. Morgan, President of PAI, to the Board of Directors of the Company. Mr. Morgan continues to serve in this capacity.

     As financial advisor to the PBGC, PAI is considering various methods by which the value of the shares it manages could be enhanced. On October 20, 1997, PAI entered into a Cooperation Agreement with The Coleridge Group ("Coleridge")
(the "Agreement"). Coleridge has investment authority with respect to shares in the Company held by the New Kaiser
Volunteer Employees' Beneficiary Association ("VEBA"). A copy of the Agreement is attached as Exhibit O. Under the Agreement, PAI and Coleridge have agreed to meet to discuss certain matters relating to the Company including, but not limited to:
historical evaluations of Company performance; potential opportunities and/or prospects for the Company; review of strategies advanced by the Company and the effects of those strategies on shareholders; analysis of shareholder interests and needs; and specific strategies. The specific strategies which will be considered by PAI and Coleridge pursuant to the Agreement include, without limitation:

	  (a) the adoption of Company policies through the parties' position on the Company's Board of Directors to:

	       (1)  require greater Board involvement in
		    negotiations concerning any material
		    assets owned by the Company;

	       (2)  examine the feasibility of distributing
		    certain stock in Penske Motorsports,
		    Inc. held by the Company;

	       (3)  distribute or securitize certain water
		    rights held by the Company;

	       (4) pursue the full development and operation of the Eagle Mountain landfill project so as to maximize shareholder value; and/or

	       (5)  a sale or merger of the Company; or

	  (b)  a joint sale of stock of PBGC and VEBA
	  in the Company.

     PAI and Coleridge have agreed to pursue in good faith one or more of these strategies. If PAI and Coleridge reach a mutual agreement on any such action, such agreement will bind each to the set of outcomes decided upon. In addition, to the extent either PAI or Coleridge is presented with an strategy not contemplated by the Agreement, it shall disclose fully such additional strategy to the other and each will be given the opportunity to participate on a pro rata basis in any such additional strategy. No agreement with respect to any strategy has been reached at this time and PAI is unable to predict whether any agreement will be reached. However, if agreement is reached on any of the matters listed above, action may be taken in accordance with such agreement at any time without regard to the prior filing of a further Amendment to this Schedule 13D. PAI will meet with Coleridge and with management of the Company concerning the matters set forth in the Agreement and with respect to other matters concerning the value of shares of the Company which PAI manages.

     Any determination by PAI to take any of the actions listed above will be based on various factors, including but not limited to, the Company's financial condition, business and prospects, other developments concerning the Company, price levels of the Company's common stock, other opportunities available to the PBGC, general economic, monetary and stock market conditions, and other applicable business and legal considerations.

[PAGE]
Item 7.  Material to be Filed as Exhibits

Exhibit Number     Title of Document     Exhibit Page

A.  Names and addresses of officers and       *
    directors of PAI

B.  Contract between the PBGC and PAI         *

C.  Modification No. 1 to Contract           **
    dated 5/23/94

D.  Modification No. 2 to Contract           **
    dated 6/23/94

E.  Modification No. 3 to Contract           **
    dated 9/28/94

F.  Modification No. 4 to Contract           **
    dated 12/13/94

G.  Modification No. 5 to Contract           **
    dated 1/4/95

H.  Modification No. 6 to Contract           **
    dated 4/7/95

I.  Modification No. 7 to Contract           **
    dated 9/13/95

J.  Modification No. 8 to Contract           **
    dated 11/1/95

K.  Modification No. 9 to Contract           **
    dated 12/1/95

L.  Modification No. 10 to Contract          **
    dated 12/1/95

M.  Modification No. 11 to Contract          **
    dated 8/12/96

N.  Modification No. 12 to Contract          **
    dated 8/30/96

O.  Cooperation Agreement dated October 20, 1997 between
    Pacholder Associates, Inc. and The Coleridge Group.

   * Incorporated by reference to Schedule 13-D original filing dated May 23, 1994
  ** Incorporated by reference to Schedule 13-D Amendment No. 1 filed by PAI on September 20, 1996 with reference to Uniroyal Technology Corporation
[PAGE]

SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Pacholder Associates, Inc.


    October 21, 1997
    Date

    /s/ Thomas M. Barnhart, II
    Signature
    Senior Vice President
      and Associate General Counsel
    Title






[PAGE]
EXHIBIT O


COOPERATION AGREEMENT

    This Cooperation Agreement, dated and effective as of October 20, 1997, is by and between The Coleridge Group, a sole proprietorship ("Coleridge") and Pacholder Associates, Inc.
("PAI").

RECITALS

    WHEREAS, New Kaiser Voluntary Employees' Beneficiary
Association ("VEBA") and the Pension Benefit Guaranty
Corporation ("PBGC") are each a shareholder of Kaiser Ventures
Inc., a Delaware corporation, and its subsidiaries
(collectively, the "Company"); and

    WHEREAS, Coleridge has investment authority and has fiduciary duty with respect to the shares of the Company owned by VEBA; and

    WHEREAS, PAI has investment authority and has fiduciary duty with respect to the shares of the Company owned by the PBGC; and

    WHEREAS, together the parties hereto have investment authority over a controlling share of the stock in the Company; and

    WHEREAS, appropriate documents have been filed with the Securities Exchange Commission in order to permit the parties hereto to meet and discuss Company issues; and

    WHEREAS, the parties hereto desire to participate in such process and be bound by the terms of the commitment to pursue exit strategies jointly with each other; and

    WHEREAS, by virtue of this Cooperation Agreement, neither
Coleridge nor VEBA shall be deemed to be a fiduciary of either
PAI or PBGC, and neither PAI nor PBGC shall be deemed to be a fiduciary of Coleridge or VEBA for any purpose; and

    WHEREAS, this Cooperation Agreement shall not affect the fiduciary duties owed by Coleridge to VEBA or by PAI to PBGC; and

    WHEREAS, the parties desire to set forth their agreement with respect to cooperation, as set forth below,

[PAGE]

    NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

    Section 1. Sharing of Information. The parties hereto have met and will continue to meet to discuss certain matters relating to the Company. Such discussion topics include, but are not limited to:

    a)  historic evaluations of Company performance;
    b)  potential opportunities and/or prospects for the Company;
    c) review of strategies advanced by the Company and the effects of those strategies on shareholders;
    d)  analysis of shareholder interests and needs; and
    e)  specific strategies described in Section 2.

    Section 2. Strategies. The parties hereto have negotiated in good faith and will, in accordance with Section 3 below, pursue a variety of actions which may, but shall not be limited to, be one or more of the following strategies:

    a) the adoption of Company policies through the parties' position on the Company's Board of Directors to:

	1. require greater Board involvement in negotiations concerning any material assets owned by the Company;
	2. examine the feasibility of distributing the Penske stock;
	3.  distribute or securitize the water company rights;
	4. pursue the full development and operation of the Eagle Mountain landfill project so as to maximize shareholder value; and/or
	5.  sell or merge the company; or

    b)  joint sale of Company stock.

    Section 3. Commitment to Strategy. The parties hereto commit to pursue in good faith one or more of the strategies described in Section 2. Once the parties have reached mutual agreement on the terms of any such action, such agreement will bind each party to the outcome or set of outcomes described above.

    Section 4. Other Strategies. To the extent either party hereto is presented with a strategy not contemplated by this Agreement, such party shall fully disclose such additional strategy to the other party. The parties hereto agree that each will be given an opportunity to participate on a pro rata basis (based on number of shares owned) in any such additional strategy. If either party declines any such strategy, the other party may participate without restriction.

[PAGE]

    Section 5. Company Management. The parties hereto intend to work with the Board of Directors and officers of the Company to develop the strategies described herein. Nothing contained in this Cooperation Agreement shall be construed as implementing a change in control of the Company.

    Section 6. Confidentiality. All information received by either party pursuant to this Cooperation Agreement shall be strictly confidential and shall not be disclosed to any third party without the prior written consent of the parties hereto. This confidentiality covenant shall survive this Cooperation Agreement.

    Section 7.  Severability.  If any provision of this
Agreement or any said provision shall be held invalid or unenforceable by a court of competent jurisdiction, the remaining effect, and the provision or portion thereof effected by such holding shall be modified, if possible, so that it is enforceable to the maximum extent permissible.

    Section 8. Governing Law and Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

    Section 9.  Term of Agreement/Mutual Dissolution.  This
Agreement will terminate without further action on October 1, 2000 and may be terminated at any time prior thereto with the consent of both parties.

    Section 10. Entire Agreement. This Agreement constitutes the entire agreement of the parties regarding the subject matter hereof and may not be modified except by written consent of each party.

    Section 11. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

[PAGE]

    IN WITNESS WHEREOF, the parties hereto have caused in this Agreement to be executed by their duly authorized representative as of the date first written above.

				 PACHOLDER ASSOCIATES, INC.


				 By: /s/ Thomas M. Barnhart II
				 Name: Thomas M. Barnhart II
				 Title: Senior VP/Associate General Counsel


                                 THE COLERIDGE GROUP

				 By: /s/ Gary E. Gibbons
				 Name: Gary E. Gibbons
				 Title:Its Sole Proprieter